Investor Presentation December 2016 0 130 202 17 61 84 89 89 89 217 217 220 85 142 213 203 203 203 Filed by Inseego Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934   Subject Company: Novatel Wireless, Inc. Commission File No. 000-31659   Commission File No. for Registration Statement on Form S-4 filed by Inseego Corp: 333-214966

Cautionary Statements This presentation includes market share, industry data and other statistical information that Inseego Corp. has obtained from independent industry publications, government publications, market research reports and other published independent sources. Such publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable. Although Inseego Corp. believes these publications and reports to be reliable, it has not independently verified any of the data or other statistical information contained therein, nor has it ascertained or validated the underlying economic or other assumptions relied upon by these sources. Inseego Corp. has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law. Certain totals, subtotals and percentages throughout this presentation may not reconcile due to rounding. Unless otherwise stated herein, all information provided is as of September 30, 2016. This investor presentation contains forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the views of our senior management with respect to current expectations, assumptions, estimates and projections about Inseego Corp. and our industry, and include our current expectations of our future growth, results of operations, financial condition, cash flows, performance and business prospects and opportunities, and any other statements about our management’s future expectations, beliefs, goals, plans or prospects. In addition, the financial objectives contained in this presentation are forward-looking statements. These forward-looking statements speak only as of the date of this presentation. We explicitly disclaim any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except required by law. Statements that include the words “may,” “could,” “should,” “would,” “estimate,” “anticipate,” “believe,” “expect,” “preliminary,” “intend,” “plan,” “project,” “outlook,” “will” and similar words and phrases identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in these forward-looking statements as of the date of this investor presentation. In connection with the exchange offer described in this presentation, Inseego Corp. has filed a registration statement on Form S-4 with the Securities and Exchange Commission, or the SEC, that includes a preliminary prospectus, and Inseego Corp. has filed a tender offer statement, dated December 8, 2016, on Schedule TO, with the SEC. The registration statement has not become effective, and the securities subject to the registration statement may not be issued and sold prior to the time the registration statement becomes effective. The preliminary prospectus and the Schedule TO contain important information about the exchange offer and related matters. Investors and security holders are urged to read the preliminary prospectus and the Schedule TO, and any other relevant documents filed with the SEC when they become available, before making any investment decision. None of Inseego Corp., Novatel Wireless, Inc., the dealer-manager, the trustee for the notes described in this presentation, the exchange agent or the information agent has made a recommendation with respect to the exchange offer to any person. The preliminary prospectus and Schedule TO and any other relevant documents filed with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge upon written request to Inseego Corp. at 9605 Scranton Road, Suite 300, San Diego, CA 92121. These documents can also be obtained free of charge from the information agent for the exchange offer: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers Call Collect: (212) 269-5550 All Others, Please Call Toll Free: (800) 820-2416 Email: Inseego@dfking.com This presentation does not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities, nor shall there be any offer, sale or exchange of any securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the laws of such jurisdiction.

Non-GAAP Financial Measures This presentation includes financial information that has not been prepared in accordance with GAAP. Non-GAAP gross margin, adjusted EBITDA , and adjusted EBITDA margin exclude restructuring charges, share-based compensation expense, amortization of the debt discount and debt issuance costs associated with our convertible notes, a legal settlement in September 2016 related to our hardware products, a reduction in the gain recognized in the second quarter of 2016 associated with our divestiture of certain hardware modules and related assets in April 2016, impairment charges primarily related to certain developed technologies acquired in March 2015, accruals related to an all-employee retention bonus plan adopted in 2014 as part of our turnaround efforts, a non-cash change in an acquisition-related escrow account that was used for the purchase of Ctrack, and other charges related to our acquisition and divestiture activities. Adjusted EBITDA also excludes interest, taxes, depreciation and amortization (unrelated to acquisitions and the convertible notes), and foreign currency transaction gains and losses. Non-GAAP gross margin, adjusted EBITDA, and adjusted EBITDA margin are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. These non-GAAP financial measures have limitations as an analytical tool and are not intended to be used in isolation or as a substitute for gross margin, net loss, or any other performance measure determined in accordance with GAAP. We present non-GAAP gross margin, adjusted EBITDA, and adjusted EBITDA margin because we consider each to be an important supplemental measure of our performance. Management uses these non-GAAP financial measures to make operational decisions, evaluate our performance, prepare forecasts and determine compensation. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. The limitations of relying on non-GAAP financial measures include, but are not limited to, the fact that other companies, including other companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting their usefulness as a comparative tool. Investors and potential investors are encouraged to review the reconciliation of our non-GAAP financial measures contained within this presentation with our GAAP financial results.

Offering Summary Issuer / Ticker: Inseego Corp. / NASDAQ: INSG Security: Exchange of Novatel 5.50% Convertible Senior Notes due 2020 for Inseego 5.50% Convertible Senior Notes due 2022 Ranking: Senior Unsecured Offering Type: SEC Registered Exchange Exchange Principal Amount: $120 Million (Subject to minimum of 98% of the principal amount participation) Coupon: 5.500% Initial Conversion Price: Approximately $4.70 Maturity: June 15, 2022 Investor Put Right: On June 15, 2020, Holders may require Inseego to repurchase the Notes at 100% of the principal amount plus accrued and unpaid interest Optional Redemption: Non-callable until June 15, 2018; provisionally callable on or after June 15, 2018 if stock equals or exceeds 140% of conversion price with table make-whole Covenants: Indenture will contain covenants around secured and unsecured debt incurrence and ability to make dividend payments and repurchases of equity securities. The covenants will cease to apply from and after June 15, 2020. Refer to the S-4 for more details. Sole Dealer Manager: Jefferies LLC Expected Expiration: January 5, 2017

Today’s Presenters Sue Swenson Chief Executive Officer Mike Newman Chief Financial Officer

Inseego: Leading Global Provider Of IoT Solutions Market Leadership Leader in targeted end markets with established global leadership, particularly in high growth geographic areas Focused on Long-Term Growth Markets Telematics – fleet management, stolen vehicle recovery, UBI and asset tracking Business Connectivity Solutions Global Scale and Operational Excellence Demonstrated ability to drive cost reductions while efficiently managing global operations and distribution footprint – Currently in North America, Europe, Africa, Australia Selling Solutions To A Diverse Top Tier Customer Base Long standing relationships with Tier-1 customers globally as a solutions provider – with limited concentration Track Record Of Successfully Executing and Integrating M&A Targeted acquisitions of Feeney Wireless and Digicore have driven business transformation and helped Company enter high growth areas and improve profitability profile Consistent Focus on R&D Drives Product Leadership Significant accumulated investment in SaaS platform over 30 years Poised For Continued Growth and Margin Expansion Ability to drive further revenue growth; streamlined and re-focused business towards SaaS solutions to continue to drive profitability and FCF Exceptional Track Record Driven By Proven, World Class Management Team Exceptional management team – Proven ability to navigate the Company through immense transformation from hardware to SaaS business over past 18 months

Inseego Then Vs. Now: Business Profile

	2010-2014	2015+

Market Position	• Purchased Enfora, an M2M solutions provider, in 2010
	• Dependent on annual awards from large carriers
	• Classified primarily as a hotspot hardware company
	  – Built leadership position in MiFi market with ~50% market share in North America
	• Competitive market environment with significant pricing pressure on hardware
		• Today, Company is leading with SaaS-based solutions in IoT
		  – Entered into definitive agreement to sell mobile broadband business (pending Q1 2017 close)[1]
		  – Company has developed and acquired more content in key IoT verticals

Business		

	• Market leader, inventor and patent holder of leading technology platform and mobile hotspot brand, MiFi®
	• Predominantly hardware-focused business selling mobile hotspot routers
	  – 100% customer concentration in hardware business
	  – 80% Verizon customer concentration
		• Focused on becoming #1 provider of end-to-end solutions for IoT (hardware, software, and services)
		• Leveraged core MiFi technology to drive IoT business – now focused squarely on SaaS and services opportunities
		• Acquired Feeney Wireless (FW) – IoT services platform
		• Acquired DigiCore – telematics platform and immediate incumbency in high growth emerging markets

MiFi 6620L
Generic MiFi
M2M Routers
Telematics Devices
IoT Modules / Modems
USB Stick

Cloud Integration
Enterprise Fleet Management
Asset Management / Equipment Monitoring
Vehicle Recovery
Driver Behavior / Tracking

(1) The sale is subject to customary legal and other closing conditions. We cannot assure you that the sale will be consummated when expected, if at all.

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Inseego Today – A Global IoT Solutions Provider

Telematics

Ctrack

Key Highlights

- Acquired DigiCore in October 2015
- Solutions include SaaS, hardware and managed services that provide vehicle tracking and diagnostics, along with workforce tracking and management functions
- Emphasis on select vertical markets including: transportation and logistics, fleet management, usage-based insurance, stolen vehicle recovery and security and asset tracking
- Scaled from a small fleet customer to company-wide enterprise deployments



Connectivity Solutions

inseego

Key Highlights

- Acquired Feeney Wireless (FW) in March 2015
- Software suite is comprised of service delivery platforms that ease the development, deployment and operation of device, asset and fleet management applications
- Telematics hardware / services that enable the sale of SaaS
- FW Crossroads platform provides IoT device management and service enablement
- Launched Ignite offering at T-Mobile: a bundled connectivity solution for retail businesses to deploy and manage their connected operations



Mobile Broadband

MiFi Hotspots

Key Highlights

- MiFi brand of intelligent hot spots, USB models and embedded modules that enable internet access and data transmission and services via wireless networks
- 1,000,000+ units annually
- Flagship product MiFi 6620L
- Enterprise and Consumer customers



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Revenue:$220.9M % SaaS, Software & Services: 8.0% 2014-’15 Revenue Growth: 19.3% Gross Margin:26.7% Adj. EBITDA:($2.1M) Adj. EBITDA Margin:(1.0%) FY2015 Company Snapshot Company Snapshot (Pro Forma For Sale Of MiFi Business)(1) Revenue: $72.3M Gross Margin:48.8% Pro forma for the divestiture of MiFi Business. Reflects the 9 months ended 9/30/16 pro forma revenue per DEFM14A proxy filing. Calculated using the 9 months ended 9/30/16 pro forma gross profit per DEFM14A proxy filing. (2) (3) Inseego Then Vs. Now: Financial Profile Inseego Post Divestiture Higher-margin SaaS-based recurring revenue model Expect to be a significantly more profitable business Expect additional revenue and earnings growth / operating leverage Better investment planning and expense management Healthy balance sheet

High Growth Verticals For Global Telematics Fleet Management Insurance Telematics Asset Tracking / Logistics 24% CAGR Global through 2022 21% CAGR Global through 2020 32% CAGR Global through 2020 Sources: Research and Markets; Market and Markets;. $34.6B $2.2B $20.5B TAM Figures Represent Estimated 2022 Market Size For Fleet Management And Estimated 2020 Market Size For Insurance Telematics And Asset Tracking / Logistics Percentages Represent Estimated Year-Over-Year CAGR Through 2022 For Fleet Management And 2020 For Insurance Telematics And Asset Tracking / Logistics

Telematics Leads IoT Sources: SOURCE: P&S, Global Telematics Market Size, Share, Development, Growth and Demand Forecast to 2022. Estimated 29% Global CAGR Through 2022 North America UK/Western Europe Africa Australia Eastern Europe South America = Potential high growth regions = Current focus regions for

Healthy Growth In Connected Retail Market Connected Retail Estimated 22% CAGR GLOBAL through 2022 Kiosk Vending Machine Digital Signage Point of Sale Business Continuity 24/7 Source: Grand View Research. NOTE: Percentage represents estimated year-over-year CAGR through 2022.

Ignite Partnership – Delivering A Simple Solution $40 Simple Monthly Plan $35 Setup Fee T-Mobile data Data Hardware Logistics Support Cloud Mgmt Digital Signage Point of Sale Kiosk Business Continuity Vending

Tier One Customers And Trusted Partners SOUTH AFRICA Ctrack Fleet 182,000 Ctrack Non-Fleet 229,000 FW 179,000 590,000 Subscribers* * As of 9/30/2016

Compelling Growth Strategy Multiple Opportunities Expected To Drive Growth Representing Additional Upside Ramp Ctrack New Geographies And Verticals Increase Focus on High Growth Segments Win Telematics Select Strategic Acquisitions In Plan Additional Upside Focus on recurring revenue IoT solutions Maintain strong relationships with wireless carriers and OEMs Well positioned in global regions Continuously update / refine M&A pipeline and execute on actionable opportunities Complete SaaS portfolio Further penetrate emerging IoT verticals Next-gen solutions Capitalize on data collected by platforms Full outsource of fleet control activities

Moving Toward Target Operating Model

These estimates are based on management's current expectations and are subject to significant risks and uncertainties. We may never achieve these operational targets, and our actual future performance may be significantly below these metrics. Factors that could cause actual results to differ materially from the Company's expectations include the success of the Company's corporate development activities, including integration of Ctrack and FW and divestitures of lines of business, including the MiFi Business, that are not essential to our strategy. See the "Cautionary Statements" disclaimer at the beginning of this presentation for additional information.

($Millions)	Q1 FY16	Q3 FY16	Q2 FY17 Quarterly Target
Total Revenue	$66.9	$60.9	$90.0 Annualized Run-Rate
SaaS, Software & Services Revenue	$12.8	$14.8	—
Non-GAAP Gross Margin	35.2%	38.7%	~60%+
Adj. EBITDA Margin	1.9%	3.8%	~10%+

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($Millions) Q3 FY16 Q3 FY16 Pro Forma for Sale of MiFi Business(1) Cash & Short Term Investments $17.2 $65.2 Total Debt $123.5 $123.5 Cash proceeds from MiFi hardware business sale Increases operating flexibility & potential investment while transitioning to SaaS and IoT Enablement Strong, delevered balance sheet Strengthened Balance Sheet Pro forma for the divestiture of MiFi business.

Thank You

($Millions) Appendix: GAAP To Non-GAAP Reconciliation NOTE: Numbers may not add up due to rounding. Reconciliation of Q1 FY16 Q2 FY16 Q3 FY16 Cost of Net Revenues GAAP cost of net revenues $45.8 $39.6 $38.0 Adjustments Share-Based compensation expense 0.1 0.1 0.1 Purchased intangible amortization 0.5 0.5 0.6 Acquisition related charges and inventory fair value adjustments 1.8 - - Non-GAAP cost of net revenues $43.4 $39.0 $37.3 Reconciliation of FY 2015 Q1 FY16 Q2 FY16 Q3 FY16 Adjusted EBITDA Loss before income taxes ($52.1) ($11.6) ($2.7) ($19.4) Depreciation and amortization 8.3 3.6 3.6 3.6 Share-based compensation expense 4.8 1.1 1.3 1.1 Restructuring charges 3.8 0.6 0.3 0.8 Legal settlement - - - 2.8 Retention bonus 5.2 - - - Acquisition and diverstiture related charges 13.6 2.4 1.1 5.9 Interest expense - 3.9 3.9 3.9 Non-cash change in acquisition-related escrow 8.3 - - - Other expense (income) 6.0 1.3 (5.8) 3.6 Adjusted EBITDA ($2.1) $1.3 $1.7 $2.3